SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

Dinewise, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

254447105
(CUSIP Number)

July 14, 2006
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 9 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 254447105	13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS Captiva CBO 1997-1 Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,183,992 shares of Common Stock (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,183,992 shares of Common Stock (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,183,992 shares of Common Stock (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.73% (See Item 4)
12	TYPE OF REPORTING PERSON CO

CUSIP No. 254447105	13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS Patriarch Partners VII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,183,992 shares of Common Stock (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,183,992 shares of Common Stock (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,183,992 shares of Common Stock (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.73% (See Item 4)
12	TYPE OF REPORTING PERSON OO

CUSIP No. 254447105	13G	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS Lynn Tilton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,183,992 shares of Common Stock (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,183,992 shares of Common Stock (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,183,992 shares of Common Stock (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.73% (See Item 4)
12	TYPE OF REPORTING PERSON IN

CUSIP No. 254447105	13G	Page 5 of 9 Pages

Item 1 (a).	NAME OF ISSUER:

The name of the issuer is Dinewise, Inc., a Nevada corporation (the “Company”).

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The Company’s principal executive offices are located at 500 Bi-County Blvd., Suite 400, Farmingdale, NY 11735-3940.

Item 2 (a).	NAME OF PERSON FILING:

This statement is filed by:

(i)	Captiva CBO 1997-1 Ltd., a Cayman Islands exempted company (“Captiva”), with respect to the shares of Common Stock (as defined below) directly held by it;

(ii)
Patriarch Partners VII, LLC, a Delaware limited liability company (“Patriarch VII”), which serves as the portfolio manger of Captiva, with respect to the shares of Common Stock directly held by Captiva; and

(iii)	Ms. Lynn Tilton (“Ms. Tilton”), who serves as the sole manager of Patriarch VII, with respect to the shares of Common Stock directly held by Captiva.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is c/o Patriarch Partners, LLC, 32 Avenue of the Americas, 17th Floor, New York, NY 10013.

Item 2(c).	CITIZENSHIP:

Captiva is a Cayman Islands exempted company. Patriarch VII is a Delaware limited liability company. Ms. Tilton is a United States citizen.

Item 2(d).	TITLE OF CLASS OF SECURITIES:
Common Stock, par value $0.001 per share (the “Common Stock”).

CUSIP No. 254447105	13G	Page 6 of 9 Pages

Item 2(e).	CUSIP NUMBER:
254447105

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☐	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box: ☒

Item 4.	OWNERSHIP.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

Pursuant to the Agreement and Plan of Reorganization (the “Merger Agreement”), among DineWise, Inc. (formerly known as Simplagene USA, Inc., a public company with nominal assets), SMPG Merco Co., Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“Merco”), New Colorado Prime Holdings, Inc., a privately owned Delaware corporation (“NCPH”), and Craig Laughlin, the Company acquired, through a merger of Merco with and into NCPH, all of the issued and outstanding common stock and preferred stock of NCPH (the “NCPH Capital Stock”).  The Reporting Persons hold 79,788.65 shares of common stock and 1,877.38 shares of preferred stock of NCPH.  Pursuant to the Merger Agreement, the Reporting Persons have the right to convert their shares of NCPH Capital Stock into shares Common Stock of the Company. The Reporting Persons have requested the conversion of their shares of NCPH Capital Stock into 2,183,992 shares of Common Stock of the Company.

The percentage set forth in Row (11) of the cover page for each Reporting Person is based on 35,956,620 shares of Common Stock issued and outstanding as of December 15, 2011, as disclosed in the Company’s Registration Statement filed on Form 10, filed with the Securities and Exchange Commission on December 16, 2011 and assumes the issuance of the shares of Common Stock of the Company issuable upon conversion of the shares of NCPH Capital Stock held by the Reporting Persons that have not yet been issued.

Lynn Tilton may be deemed to collectively share the power to vote and dispose of shares of Common Stock reported herein as a result of the fact that Ms. Tilton is the sole manager of Patriarch VII, which is the portfolio manager of Captiva. Ms. Tilton disclaims any such ownership (except to the extent of her pecuniary interest therein), and the filing of this Statement shall not be construed as an admission that Ms. Tilton is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of such shares.

CUSIP No. 254447105	13G	Page 7 of 9 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of her or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 254447105	13G	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 7, 2012

CAPTIVA CBO 1997-1 LTD.

By: Patriarch Partners VII, LLC, its portfolio manager

/s/ Lynn Tilton
Name: Lynn Tilton
Title: Sole Manager

PATRIARCH PARTNERS VII, LLC

/s/ Lynn Tilton
Name: Lynn Tilton
Title: Sole Manager

/s/ Lynn Tilton
Lynn Tilton

CUSIP No. 254447105	13G	Page 9 of 9 Pages

EXHIBIT 1

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED:  February 7, 2012

CAPTIVA CBO 1997-1 LTD.

By: Patriarch Partners VII, LLC, its portfolio manager

/s/ Lynn Tilton
Name: Lynn Tilton
Title: Sole Manager

PATRIARCH PARTNERS VII, LLC

/s/ Lynn Tilton
Name: Lynn Tilton
Title: Sole Manager

/s/ Lynn Tilton
Lynn Tilton